SENT BY'Potter Anderson & C, ; 9-13-93 i 12U4 ; HAILROOH DEPT. •« 302 739 3812t» 3 STATE OF DELAWARE . , SECRETARY OF STATE DIVISION OF CORPORATIONS FILED 12:00 Prt 09/13/1993 543256001 - 2178324 Or DMXOMMIOJC 0? PWZJUEVCIf , JUOTTf U0> LXMITlJPtcarg 07 •XXIBI i-3Wt 70TXJW, PUTOUUD •TOOK vui VJUMJI 9.01 P» woai aw Charles H. Reddien and Sharon Petty hereby certify that: A. They are the President and Secretary, respectively, of Europa Cruises Corporation, a Delaware corporation {the "Corporation11). B. The Corporation'* Article! of Incorporation authorize the issuance of up to 5,000,000 shares of Preferred Stock, par value $.01 per share. C. Pursuant to the authority conferred upon the Board of Directors by the Article* of Incorporation, and pursuant to the provisions of the Delaware General Corporation Lav, aaid Board of Director*, by duly adopted resolution* on the 2nd day of September, 1993, providing for the designation of a series of 900,000 shares of Series S-NR Preferred stock, par value $.01 per share, which resolutions are as follows« RESOLVED, that pursuant to the authority expressly granted and vested in the Board of Directors of this Corporation in accordance with the provision* of its Articles of Incorporation, a series of preferred stock of the Corporation be, and it hereby is, designated "Series S-tfR Voting, Non-Convertible Non-Redeemable Preferred Stock, par value $.01 per chare" (the "Series S-NR Preferred Stock"), said series to consist of 900,000 shares. The powers, designations, preferences and relative participating, optional or other special rights and the qualifications, limitations and restriction* of the Series S-NR Preferred Stock shall be as follows! 1. Number and Designation. The nunber of shares to constitute the Series S-NR Preferred Stock shall be 900,000 shares and the designation of such shares shall be "Series S-NR Preferred Stock, par value $.01 per share.*1 a. Liquidation. (a) Preference. In the event of any voluntary or involuntary dissolution, liquidation, or winding up of affairs of the corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holder* of the Series s-NR Preferred Stock shall be entitled to receive out of the assets of the corporation, whether such assets are EXHIBIT 4.2

SENT BYlPotter Anderson & C, ! 9-13-93 : 12U5 ! HAILROOM DEPT. -» 302 733 36121* 4 capital, aurplua or earnings, an amount equal to the Liquidation Value of each share of series fl-HR Preferred Stock before any payment shall be made or assets distributed on the Common Stock. After payment to the holders of the Series SNR Preferred Stock of the aaount to which such holders are entitled as set forth above, the remaining Msets of the corporation, if any, shall, subject to the rights of the holders of the Corporation's Preferred Stock, be distributed ratably among the holders of the Corporation's Comaon Stock. (b) Partial Payaant. If upon any dissolution, liquidation or winding up of tha affairs of the Corporation, the assets of the corporation distributable among the holders of the Series S-NR Preferred Stock and all other classes or series of Preferred Stock ranking as to assets EirJL KAfJU thereto shall be insufficient to permit the payment to them of the full preferential amount* to which they are entitled, then the entire assets of the Corporation to be so distributed shall be distributed ratably among the holders of the Series B-NR Preferred Stock and suoh other classes or series of Preferred Stock ranking as to aisets nari jam thereto, in proportion to tha sum of their respective per share liquidation values, until payment in full of such amount per share. (c) Raorganiiation. For the purposes of this Section 2, a liquidation, dissolution or winding up of the affairs of the Corporation shall not b« deemed to be oocasionsd by or to include the sale of all or substantially all of the assets of the Corporation or the acquisition of the Corporation by another entity by means of a merger, consolidation or other reorganization. (d) Liquidation Valua. The Liquidation Value per share of Series S-NR Preferred Stock as of any particular date shall be $1.11 per share plus accrued dividends, if any. * 3. Voting Rights. The shareholders of the Series 8-HR Preferred Stock ahall have full voting rights on all matters upon which the shareholders of the Corporation are entitled to vote. Each shars of Pr«f«rr«d stock shall ba entitled to one vote per share. The holders of the Series S-NR Pref«rr»d Stock may vote either in person or by proxy. The shareholders of the Series SNR Preferred Stock shall be entitled to notice of all regular and special shareholder's Beatings and copies of all proxy and other materials provided to the sharaholdars of the Corporation at the Barn* tim« and in tha san« manner as the shareholders of the Corporation. The Corporation shall not, without the consent of th« holders of «t least 51% of the 8«ri«s S-NR Praforrad Stock thsn outstanding, given in person or by proxy,

SENT BY:Potter Anderson & C. ; 9-13-93 ; 12:46 ; MAILROOM DEPT.→ 302 739 3812;# 5

either in writing or by vote at a meeting called for that purpose at which the Series S-NR Preferred Stock shall vote as a Class, by amendment to the Articles of Incorporation of the Corporation or by merger or consolidation or in any other manner:

(a) alter or change the preference, special rights or powers given to the holders of the Series S-NR Preferred Stock by the Articles of Incorporation; or

(b) increase the number of authorized shares of the Preferred Stock to more than 5,000,000 shares.

4. Non-Cumulative Dividends. Dividends on the Series S-NR Preferred Stock shall be payable at the rate of three percent (3%) per annum, payable quarterly to shareholders of record as of March 31, June 30, September 30, and December 31 of each year from legally available funds and are non-cumulative. Payments of all dividends on the Series S-NR Preferred Stock shall be made before any dividends are declared and paid on the Common Stock of the Corporation ("Common Shares"). The Series S-NR Preferred Stock shall participate pro rata in any dividend declared on the Company's Common Shares.

5. Conversion. The holders of shares of Series S-NR Preferred Stock shall not be entitled to convert such shares into shares of Common Stock of the Corporation.

6. Redemption. The Preferred Shares are not redeemable by the Company.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by Charles H. Reddien, President, and Sharon Petty, its Secretary, this 8th day of September, 1993.

EUROPA CRUISES CORPORATION

By: [signature]
Charles H. Reddien
Its President

By: [signature]
Sharon Petty
Its Secretary

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